
Roche

Investor Update

August 07, 2003 7:32

Roche plans to issue long-term Sterling bond

After the success of its recent Eurobond issue earlier this year Roche plans to issue a long dated Sterling bond to be launched in the near future subject to market conditions. The bond will mainly replace existing bank debt of shorter maturities and further improve Roche's balance sheet structure. Investor meetings will be scheduled in London and Scotland for the 18th and 19th of August.

The transaction will be documented under Roche's existing EMTN programme and issued out of Roche Finance Europe B.V., guaranteed by Roche Holding Ltd. With this transaction Roche will further diversify its investor base in Europe.

Disclaimer
This investor update is for general information and convenience purposes only and does not constitute a legal instrument. In particular, without limitation, it does not constitute a public or private offering, an offer of or solicitation for the purchase or disposal of, trading or any transaction in any securities (including Roche securities) or other offer or solicitation, placement, prospectus, memorandum, circular or similar instrument or investment advice in the U.S., Canada, United Kingdom, Japan, The Netherlands, Switzerland or in any other country and/or under any applicable law or jurisdiction.



Roche IR contacts:
Dr. Karl Mahler
Phone: +41 (61) 667 85 03
e-mail: karl.mahler@roche.com

Dr. Mathias Dick
Phone: +41 (61) 688 80 27
e-mail: mathias.dick@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team

F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14